Annual General & Special Meeting of Shareholders

to be held on November 8, 2024

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

EVOME MEDICAL TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of Shareholders of Evome Medical Technologies Inc. (the "Corporation") will be held at the Corporation's head office at 49 Natcon Drive, Shirley, New York, on Friday, the 8th day of November, 2024, at the hour of 9:00 a.m. (ET) for the following purposes:

1. to receive the audited financial statements of the Corporation for the financial year ended December 31, 2023, together with the report of the auditors thereon, and the financial statements of the Corporation for the three and six months ended June 30, 2024.

2. to elect five (5) directors for the ensuing year;

3. to appoint auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4. to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in Section 9(iv) of the Information Circular) approving the amended and restated 2023 Equity Incentive Plan, as more particularly described in the Information Circular; and

5. to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular, a form of proxy and a return envelope accompany this Notice of Meeting. A copy of the audited financial statements of the Corporation for the financial year ended December 31, 2023 , together with the report of the auditors thereon, and the financial statements of the Corporation for the three and six months ended June 30, 2 024, and related management discussion and analysis', will be available for review at the Meeting and are available to the public on the SEDAR+ website at www.sedarplus.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting was October 4, 2024 (the "Record Date"). Shareholders of the Corporation whose names had been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263 -9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy must be in writing and must be executed by the shareholder or his or her attorney authorize d in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorize d.

The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has th e right to appoint a proxyholder other than such individuals, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

DATED this 4th day of October, 2024.

BY ORDER OF THE BOARD

(signed) "Michael Seckler"

Chief Executive Officer

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

EVOME MEDICAL TECHNOLOGIES INC.

(this information is given as of October 4, 2024, except where otherwise indicated)

1. SOLICITATION OF PROXIES

This management information circular (the "Circular") and accompanying form of proxy are furnished in connection with the solicitation, by management of Evome Medical Technologies Inc. (the "Corporation"), of proxies to be used at the annual and special meeting of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation (the "Meeting") referred to in the accompanying Notice of Annual and Special Meeting (the "Notice") to be held on November 8, 2024, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation's transfer agent, Computershare Investor Services Inc. (" Computershare"), at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54 -101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Common Shares. The cost of any such solicitation will be borne by the Corporation.

2. RECORD DATE

Shareholders of record at the close of business on October 4, 2024 are entitled to receive notice of and attend the Meeting virtually or by proxy and are entitled to one vote for each Common Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

3. APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the enclosed form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Computershare no later than 9:00 a.m. (ET) on November 6, 2024 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below or delivered to the chairperson (the "Chairperson") of the board of directors of the Corporation (the "Board") on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his discretion, without notice.

A registered Shareholder may submit his/her/its proxy by mail/in person or over the internet in accordance with the instructions below. A non-registered Shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary (as defined below).

Voting Instructions for Registered Holders

A registered Shareholder may submit a proxy by (i) mailing a copy to Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, (ii) telephone by entering the 15 digit control number at 1 (866) 732-8683 (Canada and the U.S. only) or (312) 588 -1290 (outside Canada and the U.S.), or (iii) online by entering the 15 digit control number at www.investorvote.com.

4. REVOCATION OF PROXIES

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph, the giving of a proxy will not affect the right of a Shareholder to attend, and vote in person at, the Meeting.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his/her attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited with Computershare, in a manner provided above under "Proxy and Voting Information - Appointment of Proxies", at any time up to and including 9:00 a.m. (ET) on November 6, 2024 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting) or, with the Chairperson at the Meeting on the day of such meeting or any adjournment or postponement thereof, and upon any such deposit, the proxy is revoked.

5. NON-REGISTERED HOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non -registered Shareholder (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (each, an "Intermediary" and collectively, the "Intermediaries") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54 -101, the Corporation has distributed copies of the form of proxy and supplemental mailing card (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non- Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non -Registered Holders unless a Non -Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non -Registered Holders. Generally, a Non -Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

(1) Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non -Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non - Registered Holder's behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non -Registered Holder's behalf), the Non -Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non -Registered Holder; or

(2) Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non -Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Odyssey as described above. If a Non- Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non- Registered Holder's behalf), the Non -Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Holder may fall into two categories - those who object to their identity being made known to the issuers of the securities which they own ("Objecting Beneficial Owners") and those who do not object to their identity being made known to the issuers of the securities which they own ("Non-Objecting Beneficial Owners"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non -Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy -related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Corporation uses and pays Intermediaries and agents to send the Meeting Materials.

These securityholder materials are being sent to both registered Shareholders and Non -Registered Holders. If you are a Non - Registered Holder, and the Corporation or its agent sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

6. EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Corporation assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation and the directors of the Corporation know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Corporation and the directors of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies

Unless otherwise indicated in this Circular and in the form of proxy and Notice attached hereto, Shareholders shall mean registered Shareholders.

7. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Information Circular, management of the Corporation is not aware of any material intere st, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of th e Corporation, (b) any proposed nominee for election as a director of the Corporation, and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

8. VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the date hereof, the Corporation had 59,806,377 Common Shares outstanding, representing the Corporation's only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share carries the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is two shareholders, or one or more proxyholders representin g two shareholders, or one shareholder and a proxyholder representing another shareholder, holding or representing not less tha n five percent (5%) of the issued and outstanding Common Shares enjoying voting rights at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval ("SEDAR+"), no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than ten percent (10%) of the voting rights attached to a ny class of voting securities of the Corporation, other than the following:

Name	Number of Common Shares	Percentage of Common Shares
MM Asset Management Inc. on behalf of MMCAP International Inc. SPC	3,908,818(1)	6.5%(1)

Notes:

(1) Based on an Alternative Monthly Report (Form 62-103F3) filed by MM Asset Management Inc. on December 11, 2023. In addition, MM Asset Management Inc. on behalf of MMCAP International Inc. SPC holds warrants exercisable for up to 3,635,000 Common

Shares at $0.70 per share, representing 11.9% on a partially diluted basis.

9. BUSINESS OF THE MEETING

To the knowledge of the directors of the Corporation, the only matters to be brought before the Meeting are those set forth i n the accompanying Notice of Meeting.

(i) Financial Statements

Pursuant to the Business Corporations Act (British Columbia) (the "BCBCA"), the directors of the Corporation will place before the shareholders at the Meeting the financial statements of the Corporation for the financial year ended December 31, 2023, and the auditors' reports thereon, and the financial statements of the Corporation for the three and six months ended June 30, 2024 (unaudited).

(ii) Election of Directors

The Board presently consists of five directors. All of the current directors have been directors since the dates indicated be low and all five will be standing for re-election. The Board recommends that shareholders vote FOR the election of the five nominees of management listed in the following table.

Each director will hold office until his/her re-election or replacement at the next annual meeting of the shareholders unless he/she resigns his/her duties or his/her office becomes vacant following his/her death, dismissal or any other cause prior to such meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provisions

The Corporation's Articles provide for advance notice of nominations of directors of the Corporation which require that advan ce notice be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles are available under the Corporation's profile on SEDAR+ at www.sedarplus.com.

Nominees to the Board of Directors

Name and Residence	Position and Office	Principal Occupation, Business or Employment(1)	Served as Director Since	Number of Common Shares over which Control or Direction is Exercised(1)
Michael Seckler	Chief Executive	Chief Executive Officer of the	August 11, 2023	Nil(6)
Warren, New Jersey	Officer & Director	Corporation
Kenneth Kashkin, MD(2)(3)	Director	Pharmaceutical, Device and Diagnostic	September 16, 2020	47,470(7)
Sparta, New Jersey		Executive, Biotech entrepreneur
Lana Newishy(3)	Director	Independent management consultant	May 24, 2023	Nil(8)
Miami, Florida
Wayne Anderson(2)	Director	Angel investor with a small portfolio of	February 14, 2024	Nil(9)
Seneca, South Carolina		medical-related companies(4)
William Garbarini(2)	Director	Chief Operating Officer and Assistant	February 14, 2024	Nil(10)
Cranford, New Jersey		Treasurer of Conceivable Life Sciences
Inc. since December 2022(5)

Notes:

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective individuals.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Mr. Anderson, who has not previously been elected to the present term of office by a vote of securityholders at a meeting, has not had any principal occupations, businesses or employment within the five preceding years other than as noted above.

(5) Mr. Garbarini, who has not previously been elected to the present term of office by a vote of securityholders at a meeting, has held the following principal occupations, businesses or employment within the five preceding years other than as noted above: Chief Operating Officer and Chief of Clinical Operations of TMRW Life Sciences Inc. from April 2018 to July 2022.

(6) In addition, Mr. Seckler holds stock options exercisable for up to 1,000,000 Common Shares and restricted share units for 1,000,000 Common Shares.

(7) In addition, Dr. Kashkin holds stock options exercisable for up to 228,470 Common Shares and restricted share units for 1,000,000 Common Shares.

(8) In addition, Ms. Newishy holds stock options exercisable for up to 1,000,000 Common Shares and restricted share units for 100,000 Common Shares.

(9) In addition, Mr. Anderson holds restricted stock units for 100,000 Common Shares.

(10) In addition, Mr. Garbarini holds restricted stock units for 100,000 Common Shares.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a dir ector, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to an or der that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial off icer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver , receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Personal Bankruptcies

None of the proposed directors of the Corporation has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement o r compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed direct or.

(iii) Appointment of Auditor

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of SRCO Professional Corporation, as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the directors of the Corporation to fix their remuneration.

The directors of the Corporation recommend that shareholders vote in favour of the appointment of SRCO Professional Corporation, and the authorization of the directors of the Corporation to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

(iv) Equity Incentive Plan

The Corporation has an equity incentive plan (the "2023 Equity Incentive Plan") pursuant to which it is able to issue share-based long-term incentives, which became effective and was approved by shareholders on August 11, 2023, reserving 11,284,618 Common Shares (20% of the issued and outstanding Common Shares on such date). As of September 30, 2024, there were 8,138,470 Common Shares reserved for issuance under the 2023 Equity Incentive Plan (or its predecessors plans). The 2023 Equity Incentive Plan is described in detail in the management information circular dated July 7, 2023 (the "2023 MIC") filed under the Corporation's SEDAR+ profile on July 12, 2023. A copy of the 2023 Equity Incentive Plan is included as a Schedule to the 2023 MIC and was filed under the Corporation's SEDAR+ profile on August 21, 2023.

No Common Shares have been issued pursuant to Awards (defined in the 2023 MIC and below) issued under the 2023 Equity Incentive Plan since it became effective.

On October 4, 2024, the directors of the Corporation approved an amended and restated 2023 Equity Incentive Plan of the Corporation (the "A&R 2023 Equity Incentive Plan") to be effective upon approval of the shareholders at the Meeting, or any adjournment or postponement thereof (the "Effective Date"). The A&R 2023 Equity Incentive Plan is intended to replace the 2023 Equity Incentive Plan. The only difference between the A&R 2023 Equity Incentive Plan and the 2023 Equity Incentive Plan is the increase of the maximum number of Common Shares that may be available and reserved for issuance pursuant to Awards, at any time, will be increased from 11,284,618 to 11,961,275 (20% of the issued and outstanding Common Shares as of the date hereof), an increase of 676,657.

If the shareholders approve the A&R 2023 Equity Incentive Plan, it will become effective on the Effective Date and no further Awards will be granted under the 2023 Equity Incentive Plan. If the shareholders do not approve the A&R 2023 Equity Incentive Plan at the Meeting, the Corporation will continue to grant awards under the 2023 Equity Incentive Plan .

Shareholder Approval

The A&R 2023 Equity Incentive Plan is authorized by the Board to be effective on the Effective Date, subject to the approval of the shareholders at the Meeting. The A&R 2023 Equity Incentive Plan will continue until the earlier of termination by the Board or 10 years from the Effective Date. The A&R 2023 Equity Incentive Plan is also subject to approval by the TSX Venture Exchange (the "Exchange").

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

(1) Section 4.1(a) of the 2023 equity incentive plan of the Corporation is hereby amended by replacing "11,284,618" with "11,961,275";

(2) the amended and restated 2023 equity incentive plan of the Corporation (the "A&R 2023 Equity Incentive Plan"), be and the same is hereby ratified, confirmed and approved;

(2) the form of the A&R 2023 Equity Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Corporation;

(3) the shareholders of the Corporation hereby expressly authorize the board of directors of the Corporation, in its discretion, to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

(4) any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by the holders of Common Shares at the Meeting. Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the A&R 2023 Equity Incentive Plan. The directors of the Corporation recommend that shareholders vote in favour of the approval of the A&R 2023 Equity Incentive Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

10. CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by Form 58 -101F2, which is attached to National Instrument 58 -101 - Disclosure of Corporate Governance Practices ("NI 58-101"):

Board of Directors

The directors have determined that (i) Kenneth Kashkin, MD, Wayne Anderson and William Garbarini, current and prospective members of the Board, are independent as such term is defined in NI 58-101, (ii) Michael Seckler, a current and prospective member of the Board, is not independent as such term is defined in NI 58 -101, as he is a current executive officer (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) of the Corporation, and (iii) Lana Newishy, a current and prospective member of the Board, is not independent as such term is defined in NI 58 -101, as she is a former consultant to the Corporation who received more than $75,000 in direct compensation from the Corporation during a 12 moth period within the last three years .

The Board has traditionally been comprised of only three to five members, accordingly, other than meetings held quarterly related to the approval and filing of quarterly financial statements, the Board and the independent directors engage on a regular basis on a more informal basis.

Directorships

None of the directors or prospective directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent).

Board Mandate

The Board does not have a written mandate, however it operates through the leadership of a Chair ( Kenneth Kashkin, MD) and Vice-Chair (Lana Newishy) and two (2) committees of the Board.

Position Descriptions

The Board has not adopted a written description for the Chair and Vice -Chair of the Board and the Chair of each Board committee. The Chair of the Board, with advice from the Vice-Chair, is responsible for the administration, development and efficient operation of the Board. The Chair, with advice from the Vice-Chair, assists in overseeing the operational aspects involved in managing the Corporation. In addition, the Chair ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The Chair of each committee i s to manage efficiently his or her respective committee. Each committee Chair must ensure that the committee adequately discharges its mandate pursuant to its charter.

The Board has not developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board and its committees.

Orientation and Continuing Education

While the Corporation does not currently have a formal orientation and education program for new members of the Board, the Corporation provides such orientation and education on an ad hoc and informal basis.

Directors are encouraged to communicate with management, auditors and technical consultants; and to keep themselves current with industry trends and developments and changes in legislation with management's assistance. Directors have full access to the Corporation's records.

Ethical Business Conduct

The directors' maintain that the Corporation must conduct and be seen to conduct its business dealings in accordance with all applicable Laws and the highest ethical standards. The Corporation's reputation for honesty and integrity amongst its Shareholders and other stakeholders is key to the success of its business. No employee or director will be permitted to achieve results through violation of laws or regulations, or through unscrupulous dealings.

Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect t o the Corporation must abstain from discussion and voting by the Board or any committee of the Board on any motion to recommend or approve the relevant agreement or transaction. The Board must comply with conflict of interest provisions of the BCBCA.

Nomination of Directors

Both the directors and management are responsible for selecting nominees for election to the Board. At present, there is no formal process established to identify new candidates for nomination. The Board and management determine the requirements for skills and experience needed on the Board from time to time. For further information regarding the Board nomination procedures under the Corporation's Articles see "Election of Directors".

Compensation Committee

The members of the Compensation Committee are: Kenneth Kashkin, MD (Chairman) and Lana Newishy . Kenneth Kashkin, MD is independent, as such term is defined in NI 52-110.

The Board has adopted a written charter for the Compensation Committee setting out its responsibilities for compensation matters. The Compensation Committee was established on September 16, 2020. It is responsible for administrating the Corporation's executive compensation program, which, prior to its establishment, was previously administer ed by the Board.

The Compensation Committee assists the Board in discharging the directors' oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the Chief Executive Officer. In determining the total compensation of any member of senior management, the Compensation Committee will consider all elements of compensation in total rather than one element in isolation. The Compensation Committee is also responsible for examining the competitive positioning of total compensation and the mix of fixed, incentive and share -based compensation.

Pursuant to the Charter of the Compensation Committee, the Compensation Committee is responsible for assisting the Board in fulfilling its oversight responsibilities with respect to: setting policies for senior officers' remuneration; reviewing and approving and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change -of-control packages of the Chief Executive Officer; considering the recommendations of the Chief Executive Officer and setting the terms and conditions of employment including, approving the salary, bonus, and other benefits, direct or indirect, and any change -of-control packages, of the key executives of the Corporation; undertaking an annual review of the Chief Executive Officer goals for the coming year and reviewing progress in achieving those goals; reviewing compensation of the Board on at least an annual basis; overseeing the administration of the Corporation's compensation plans, including stock option plans, compensation plans for outside directors, and such other compensation plans or structures as are adopted by the Corporation from time to time; reviewing and approving executive compensation disclosure to be made in the proxy circular prepared in connection with each annual meeting of shareholders of the Corporation; and undertaking on behalf of the Board such other compensation initiatives as may be necessary or desirable to contribute to the success of the Corporation and enhance shareholder value.

Other Board Committees

The Board has no committees other than the Audit Committee and the Compensation Committee.

Assessments

The Chair of the Board, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board, the Board committees and individual directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a un it.

The directors believe that nomination to the Corporation's board of directors is not open ended and that directorships should be reviewed carefully for alignment with the strategic needs of the Corporation. To this extent, the directors constantly review (i) individual director performance and the performance of the Board as a whole, including processes and effectiveness; and (ii) the performance of the Chairman, if any, of the Board.

11. AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees ("NI 52-110") requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Corporation's Audit Committee is governed by an audit committee charter, a copy of which is attached hereto as Schedule "A".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of three (3) directors, Wayne Anderson (Chairman), Kenneth Kashkin, MD and William Garbarini. Each member of the audit committee is financially literate, as such term is defined in NI 52 -110, and independent, as such term is defined in NI 52 -110 and in the BCBCA.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each audit committee member relevant to the performance of her/his responsibilities as an audit committee member is as follows:

Wayne Anderson, former President and CEO of Ferring Pharmaceuticals (USA), has a background in leading major pharmaceutical companies. He previously held roles as VP of Marketing & Sales at Roche and Merck Oncology Biotech (formerly Schering-Plough), and served as General Manager for Merck Australia. Mr. Anderson holds an MBA from the University of Cincinnati and a Bachelor of Science (Pre-Med) from Ohio University.

Kenneth Kashkin, MD, managed and was responsible for Divisional level budgets and expenditures at multiple large and small pharmaceutical and biotech companies. Included complex product development accounting of budgets in the tens of millions of dollars. Audited multifaceted collaborations between biotech and larger multinational biopharmaceutical companies for compliance to expenditure and receivables agreements. Dr. Kashkin holds a Bachelor of Arts in History and a Doctor of Medicine from the University of California, Los Angeles (UCLA).

William Garbarini, as Chief Operating Officer, has been responsible for the management of company profit and loss at Conceivable Life Sciences Inc. since December 2022, and as Chief Operating Officer and Chief of Clinical Operations of TMRW Life Sciences Inc. from April 2018 to July 2022. In addition, he had full profit and loss responsibility as the Executive Director of Reproductive Medicine Associates of New Jersey from March 2015 to April 2018 . In addition, he oversaw division-level budgets at Ferring Pharmaceuticals in various roles for multiple business units from 2001 to 2015. Mr. Garbarini as an MBA, Pharmaceutical Studies from Fairleigh Dickinson University and a Bachelor of Science, Economics degree from the College of New Jersey.

External Auditor Matters

Since the commencement of the Corporation's most recently completed financial year, the Corporation's directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of NI 52 -110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed five percent (5%) of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52 -110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non -audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation's directors and, where applicable, the Audit Committee, on a case-by-case basis.

In the following table, "Audit fees" are fees billed by the Corporation's external auditor for services provided in auditing the Corporation's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for ta x compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the fo regoing categories.

The fees paid by the Corporation to its auditor in its previous two financial year -ends, by category, are as follows (expressed in Canadian dollars):

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2023	$178,551	Nil	Nil	Nil
December 31, 2022	$124,241	$90,238	Nil	$15,386
(10 month period)

Exemptions:

The Corporation is a "venture issuer" as defined in NI 52 -110 and is relying on the exemption contained in Section 6.1 of NI 52 - 110, which exempts the Corporation from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

12. EXECUTIVE COMPENSATION Compensation Discussion and Analysis

During the financial year ended December 31, 2023, the Corporation's executive compensation program was administered by the Board with the assistance of the Compensation Committee. The Corporation's executive compensation program has the objective of attracting and retaining a qualified and cohesive grou p of executives, motivating team performance and the aligning of the interests of executives with the interests of the Corporation's shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and longer term goals of the Corporation and to optimize returns to shareholders. In addition, in order to further align the interests of executive s with the interests of the Corporation's shareholders, the Corporation has implemented share ownership incentives through incentive stock options. The Corporation's overall compensation objectives are in line with its peer group of oil sands technology companies with opportunities to participate in equity.

In determining the total compensation of any member of senior management, the directors of the Corporation consider all elements of compensation in total rather than one element in isolation. The directors of the Corporation also examine the competitive positioning of total compensation and the mix of fixed, incentive and share -based compensation.

The objectives of the Corporation's executive compensation program are (i) to attract, retain and motivate talented executives wh o create and sustain the Corporation's continued success, (ii) to align the interests of the Corporation's executives with the interests of the Corporation's shareholders, and (iii) to provide total compensation to executives that is competitive with that paid b y other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Corporation expects to undergo significant growth and is committed to retaining its key executives for the next several critical years, but at the same time ensuring that executive compensation is tied to specific corporate goals and objectives. The Corporation's executive compensation program has been designed to reward executives for reinforcing the Corporation's business objectives and values, for achieving the Corporation's performance objectives and for their individual performances.

The executive compensation program consists of a combination of base salary, discretionary performance bonuses and stock -based compensation.

The base salary of any Named Executive Officer, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Base Salary

While there is no official set of benchmarks that the Corporation relies on and there is not a defined list of issuers that t he Corporation uses as a benchmark, the Corporation makes itself aware of, and is cognizant of, how comparable issuers in its business compensate their executives. The base salary for each executive officer is reviewed and established near the end of the fiscal year. Base salaries are established taking into consideration the executive officer's personal performance and seniority, comparability within industry norms, and contribution to the corporation's growth and profitability. The Corporation believes that a competitive base salary is an imperative element of any compensation program that is designed to attract talented and experienced executives.

Bonus Framework

At the discretion of the Board, and, if applicable, at the recommendation of management, executives are provided with annual cash incentive bonuses based on annual financial performance. Also at its discretion, the Board may tie annual cash bonuses to the achievement of other financial and non -financial goals.

Group Benefits

The Corporation offers a group benefits plan, which includes medical benefits. The benefits plan is available to all qualifying part- time and full-time employees who choose to enroll, including officers of the Corporation.

Perquisites and Personal Benefits

While the Corporation reimburses its Named Executive Officers for expenses incurred in the course of performing their duties as executive officers of the Corporation, the Corporation did not provide any compensation that would be considered a perquisite or personal benefit to its Named Executive Officers.

Option-Based Awards

An important part of the Corporation's compensation program is to offer the opportunity and incentive for executives and staf f to own shares of the Corporation. The directors of the Corporation believe that ownership of the Corporation's shares will align the interests of executives and future staff with the interests of the Corporation's shareholders.

Awards under the 2023 Equity Incentive Plan are not granted on a regular schedule but rather as the compensation is reviewed by the directors of the Corporation from time to time with input from the Chief Executive Officer and Compensation Committee. When reviewing grants, consideration is given to the total compensation package of the executives and staff and a weighting of appropriate incentives groupings at the senior, mid and junior levels of the staff including past grants. At the time of any grant, consideration is also be given to the available pool remaining for new positions being contemplated by the Corporation.

Awards are currently granted under the 2023 Equity Incentive Plan, which was approved by shareholders, and became effective, on August 11, 2023.

All directors, officers, employees, management company employees and consultants of the Corporation and/or its affiliates ("Participants") are eligible to receive Awards under the 2023 Equity Incentive Plan, subject to the terms of the 2023 Equity Incentive Plan. Awards include Common Share purchase options (" Options"), stock appreciation rights, restricted share awards, Restricted Share Units ("RSUs"), performance shares, performance units, cash -based awards and other share-based awards (collectively, the "Awards"), under the 2023 Equity Incentive Plan, although the Corporation may not issue certain Restricted Share Awards or other share-based awards without the prior approval of the Exchange.

The maximum number of Common Shares that may be available and reserved for issuance pursuant to Awards, at any time, under the 2023 Equity Incentive Plan, together with any other security based compensation arrangements adopted by the Corporation, including predecessor plans, shall not exceed 11,284,618.

The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements of the Corporation, may not exceed ten percent (10%) of the Corporation's issued and outstanding Common Shares as at the date of the grant or issuance; and the number of Common Shares issued to insiders within any one -year period, under all security based compensation arrangements of the Corporation, may not exceed ten percent (10%) of the Corporation's issued and outstanding Common Shares. The maximum aggregate number of Common Shares that are issuable pursuant to Awards issued or granted, as applicable, to any one Participant under the 2023 Equity Incentive Plan, together with all other share based compensation, gr anted or issued in any 12 month period to any one Participant must not exceed five percent (5%) of the Common Shares, calculated as at the date any Award is granted or issued to the Participant (unless the Corporation has obtained the requisite disinterested shareholder approval). The aggregate number of Options which may be granted to any one Participant that is a consultant of the Corporation in any 12 month period must not exceed two percent (2%) of the issued Common Shares of the Corporation calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed two percent (2%) of the issued Common Shares of the Corporation in any 12 month period calculated at the firs t such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than twenty -five percent (25%) of the Options vesting in any three month period notwithstanding any other provision of the 2023 Equity Incentive Plan .

At the Meeting, shareholders are being asked to approve the A&R 2023 Equity Incentive Plan. See "Item 8 - Business of the Meeting - Equity Incentive Plan".

Summary Compensation Table for Named Executive Officers

"Named Executive Officer" is defined by the legislation to mean: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the Corporation's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the applicable financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a "Named Executive Officer" under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the applicable financial year.

The following table sets forth information concerning the total compensation paid in (i) the financial year ended December 31, 2023, (ii) the ten-month period ended December 31, 2022, and (iii) the financial year ended February 28, 2022, to those persons who were Named Executive Officers of the Corporation for the financial year ended December 31, 2023 (expressed in Canadian dollars):

					Non-equity incentive plan compensation ($)
Name and principal	Year	Salary	Share-	Option-	Annual	Long	Pension	All other	Total
position		($)	based	based	incentive	term	value	Compen-	Compen-
			awards	awards(1)	plans	incentive	($)	sation	sation
			($)	($)		plans		($)	($)
Michael Seckler	Dec 2023	135,993	N/A	273,048	N/A	N/A	N/A	N/A	409,041
Chief Executive Officer(2)	Dec 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Feb 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Joseph Martinez	Dec 2023	134,502	N/A	N/A	N/A	N/A	N/A	29,193	163,695
Former Senior Vice	Dec 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President, Legal &	Feb 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Compliance; General
Counsel; and
Secretary(3)
Natalia Vakhitova	Dec 2023	95,813	N/A	N/A	N/A	N/A	N/A	5,174	100,987
Former Chief Financial	Dec 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer(4)	Feb 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dennis Nelson	Dec 2023	357,319	N/A	91,098	N/A	N/A	N/A	1,221	449,638
Former Senior Vice	Dec 2022	126,530	N/A	133,458	N/A	N/A	N/A	N/A	259,988
President, Chief Financial	Feb 2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer and Chief
Accounting Officer(5)
Luke Faulstick	Dec 2023	158,849	N/A	N/A	N/A	N/A	N/A	16,092	174,941
Former President, Chief	Dec 2022	331,403	N/A	181,371	N/A	N/A	N/A	32,044(8)	544,818
Executive Officer and a	Feb 2022	250,586	N/A	656,964	N/A	N/A	N/A	8,796	916,346
Director(6)
Leslie Cross	Dec 2023	N/A	N/A	N/A	N/A	N/A	N/A	10,798	10,798
Former Interim Chief	Dec 2022	42,067	N/A	N/A	N/A	N/A	N/A	63,101(9)	105,168
Executive Officer and	Feb 2022	101,237	N/A	792,275	N/A	N/A	N/A	38,095(10)	931,607
former Executive
Chairman(7)

Notes:

(1) Calculated at the date of the grant using the fair value computed in accordance with ASC Topic 718, Compensation-Stock Compensation, using the Black-Scholes options pricing model. For more detail on the assumptions used in the calculation of these amounts, see Note

14 in the Corporation's financial statements for the financial year ended February 28, 2022, Note 13 in the Corporation's financial statements for the transition period ended December 31, 2022, and Note 13 in the Corporation's financial statements for the financial year ended December 31, 2023.

(2) Mr. Seckler was Interim Chief Executive Officer from June 13, 2023 to July 24, 2023, and has been the Chief Executive Officer since July 24, 2023.

(3) Mr. Martinez ceased to be an officer of the Corporation on June 13, 2023.

(4) Ms. Vakhitova was Chief Financial Officer from October 18, 2023 to January 22, 2024.

(5) Mr. Nelson was Chief Financial Officer from August 29, 2022 to March 28, 2023 and has been the Senior Vice President, Chief Financial Officer and Chief Accounting Officer since March 28, 2023.

(6) Mr. Faulstick was Chief Operating and Integration Officer from April 13, 2022 to July 18, 2022 and President and Chief Executive Officer from July 18, 2022 to June 13, 2023.

(7) Mr. Cross was Interim Chief Executive Officer from September 16, 2020 to July 18, 2022, Corporate Secretary from May 21, 2021 to March 28, 2023. Executive Chairman from July 18, 2022 to May 24, 2023, and a director of the Corporation from September 16, 2020 to January 17, 2024.

(8) Other compensation includes $11,184 of employer 401(k) contributions, $1,034 of employer paid dental insurance premiums, $14, 716 of employer paid health insurance premiums, and $481 of employer paid group life insurance premiums.

(9) Other compensation includes $63,101 for his services as a director.

(10) Other compensation includes $31,323 for consulting services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for the Named Executive Officer's as of December 31, 2023:

		Option-Based Awards			Share-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or payout
	securities	exercise	expiration	unexercised in-	shares or units	value of share
	underlying	price	date	the-money	of shares that	based awards
	unexercised	($)		options(1)	have not vested	that have not
	options			($)	(#)	vested
	(#)					($)
Michael Seckler	250,000	0.25	June 13, 2028	Nil	N/A	N/A
	750,000	0.29	July 24, 2028
Joseph Martinez	Nil	N/A	N/A	N/A	N/A	N/A
Natalia Vakhitova	Nil	N/A	N/A	N/A	N/A	N/A
Dennis Nelson	200,000	0.69	October 29, 2024	Nil	N/A	N/A
	200,000	0.465
Luke Faulstick	Nil	N/A	N/A	N/A	N/A	N/A
Leslie Cross	921,250	0.855	April 16, 2024	Nil	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the Exchange as of December 31, 2023 ($0.21 on December 29, 2023).

(2) Original expiry dates were accelerated upon Mr. Nelson ceasing to be a consultant of the Corporation on July 31, 2024.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for the Named Executive Officer's during the financial year ended December 31, 2023:

Name	Option-based awards -	Share-based awards -	Non-equity incentive plan
	Value vested during the year(1)	Value vested during the year	compensation - Value earned
	($)	($)	during the year
($)
Michael Seckler	N/A	N/A	N/A
Joseph Martinez	N/A	N/A	N/A
Natalia Vakhitova	N/A	N/A	N/A
Dennis Nelson	Nil	N/A	N/A
Luke Faulstick	Nil	N/A	N/A
Leslie Cross	N/A	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing price on the next trading date.

Pension Plan Benefits

The Corporation has not implemented a pension plan.

Termination and Change of Control Benefits

As at the end of the Corporation's most recently completed financial year (December 31, 2023) the Corporation had not entered into any contract, agreement, plan or arrangement that provides for payments to an Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an Named Executive Officer's responsibilities, other than the following:

Pursuant to an employment agreement with Luke Faulstick, Mr. Faulstick was entitled to , and received, a severance payment of US$75,000 in the event his employment was terminated without "cause", which event occurred on June 13, 2023.

Risk of Compensation Practices and Disclosure

The directors of the Corporation have not proceeded to a formal evaluation of the implications of the risks associated with the Corporation's compensation policies and practices. Risk management is a consideration of the directors when implementing its compensation program, and the directors of the Corporation do not believe that the Corporation's compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

Neither the Named Executive Officers nor the directors of the Corporation are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officers or directors of the Corporation, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Director Compensation

Directors of the Corporation are eligible to receive Awards pursuant to the terms of the 2013 Equity Incentive Plan.

Director Compensation Table for Directors (other than the Named Executive Officers)

The following table sets forth all compensation provided to any person who was a director of the Corporation during the financial year ended December 31, 2023 (other than a director who is a Named Executive Officer, whose disclosure with respect to compensation is set out above) for the financial year ended December 31, 2023:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kenneth Kashkin, MD	40,491	N/A	N/A	N/A	N/A	N/A	40,491
Kyle Wilks(2)	Nil	N/A	N/A	N/A	N/A	N/A	Nil
Lana Newishy(3)	Nil	N/A	282,789	N/A	N/A	N/A	282,789

Notes:

(1) Calculated at the date of the grant using the fair value computed in accordance with ASC Topic 718, Compensation -Stock Compensation, using the Black-Scholes options pricing model. For more detail on the assumptions used in the calculation of these amounts, see Note 13 in the Corporation's financial statements for the year ended December 31, 2023.

(2) Mr. Wilks was a director of the Corporation from September 16, 2020 to January 10, 2024.

(3) Ms. Newishy was appointed as a director of the Corporation on May 24, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each person who was a director of the Corporation during the financial year ended December 31, 2023 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) as of December 31, 202 3:

		Option-Based Awards			Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Kenneth Kashkin, MD	228,470	0.855	May 21, 2026	Nil	N/A	N/A
Kyle Wilks	294,800	0.855	May 21, 2026(2)	Nil	N/A	N/A
	250,000	1.39	July 7, 2026(2)
	250,000	0.65	December 6, 2026(2)
Lana Newishy	1,000,000	029	May 24, 2028	Nil	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the Exchange as of December 31, 2023 ($0.21 on December 29, 2023).

(2) Expiry dates accelerated to April 9, 2024 upon Mr. Wilks ceasing to be a director of the Corporation on January 10, 2024.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each person who was a director of the Corporation during the ten-month period ended December 31, 2022 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) during the ten-month period ended December 31, 2022 :

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kenneth Kashkin, MD	Nil	N/A	N/A
Kyle Wilks	Nil	N/A	N/A
Lana Newishy	N/A	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing pri ce on the next trading date.

13. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2023 regarding the number of Common Shares to be issued pursuant to equity compensation plans of the Corporation and the weighted -average exercise price of said securities:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans	6,898,697	$0.34	4,385,921
approved by securityholders

Equity compensation plans not	-	-	-
approved by securityholders

Total	6,898,697	$0.34	4,385,921

The securities referred to in the table above were granted under the 2023 Equity Incentive Plan (or its predecessors plans).

14. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, the proposed nominees for election as director, the executive officers of the Corporation, or any of t heir respective associates or affiliates is or has been, during the financial year ended December 31, 2023, indebted to the Corporation or any of its subsidiaries in respect of loans, advances or guarantees of indebtedness.

15. DIRECTOR AND OFFICER INSURANCE

The Corporation has purchased a directors' and officers' liability insurance policy, effective from December 20, 2022 to Dece mber 20, 2023. The policy provides US$1,000,000 in aggregate coverage. The retention is US$1,000,000. The premium paid for the coverage was US$100,000. For 2024, the Corporation will receive the same coverage at a premium of US$75,000.

16. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons (as such term is defined in NI 51 -102) of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of the Corporation since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

17. MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

18. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the foregoing, management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

19. ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.com and is provided in the Corporation's financial statements and Management's Discussion and Analysis all as filed on SEDAR+ (www.sedarplus.com), copies of which may be obtained from the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DATED this 4th day of October, 2024.

BY ORDER OF THE BOARD

(signed) "Michael Seckler"

Chief Executive Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(see attached)

AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 - Audit Committees)

National Instrument 52-110 - Audit Committees (the "Instrument") relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every TSX Venture Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52- 110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors. The Corporation, as a TSX Venture Exchange-listed company is, however, exempt from certain requirements of the Instrument.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART 1

Purpose:

The purpose of the Committee is to:

(a) improve the quality of the Corporation's financial reporting;

(b) assist the board of directors to properly and fully discharge its responsibilities;

(c) provide an avenue of enhanced communication between the directors and external auditors;

(d) enhance the external auditor's independence;

(e) increase the credibility and objectivity of financial reports; and

(f) strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

1.1 Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

"Affiliate" means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Charter" means this audit committee charter;

"Committee" means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Control Person" means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

"financially literate" has the meaning set forth in Section 1.2;

"immediate family member" means a person's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"Instrument" means National Instrument 52-110 - Audit Committees;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

1.2 Meaning of Financially Literate

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

PART 2

2.1 Audit Committee

The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors

The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the board of directors:

(a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

(b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

(a) reviewing the audit plan with management and the external auditor;

(b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

(c) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f) reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;

(g) reviewing interim unaudited financial statements before release to the public;

(h) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;

(i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

(j) reviewing the terms of reference of the internal auditor, if any;

(k) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

(l) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation's financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

8. The Committee shall, as applicable, establish procedures for:

(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4 De Minimus Non-Audit Services

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the financial year in which the services are provided;

(b) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. Every Member shall be a director of the issuer.

3. The majority of Members shall not be employees, Control Persons or officers of the Corporation.

4. If practicable, given the composition of the directors of the Corporation, each Member shall be financially literate.

5. The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

PART 4

4.1 Authority

Until the replacement of this Charter, the Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the Committee;

(c) communicate directly with the internal and external auditors; and

(d) recommend the amendment or approval of audited and interim financial statements to the board of directors.

PART 5

5.1 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.